Hi Todd,

We'd like to personally invite you to explore the new investment opportunity in Tucson Tamale.

As you may know, Tucson Tamale has already sold more than 30 million tamales, generating over $48 million dollars in lifetime sales. Our products are found nationwide in over 5,000 stores. Thanks to the success we've had, we're excited to expand Tucson Tamale into new product lines and are launching a new parent label under the name of Tucson Foods.

Using the same product philosophy and mission that has propelled our Tamales to the number one premium Tamale in the country, we will use that to launch and grow other premium Mexican ready to eat foods for our growing and loyal consumer base.

A few points about us that our investors love:

- Tucson Tamale is the nation's #1 Premium Tamale Brand
- Our products are available in over 5,000 Locations. Including Whole Foods, Sprouts and Publix
- The North American Mexican Food Market will grow by over $66 BILLION by 2026

This is an opportunity to join our friends and family round and lock in an early discount on the round.

You can learn more about the opportunity here -
> https://wefunder.com/tucsontamale

Please let us know if you have any questions or if you'd like to set up a time to discuss!

Thank you,

Todd & Sherry

p.s. We've reserved a significant discount for our early bird investors.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.

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